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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer Angelini

Re:	Airgain, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed March 21, 2022

File No. 333-263568

Dear Ms. Angelini:

We are in receipt of the Staff’s letter dated March 23, 2022 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Airgain, Inc. (“Airgain or the “Company”) as set forth below in connection with filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Form S-3

General

1.

We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2021, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

May 2, 2022

Response:

The Company acknowledges the Staff’s comment and filed its definitive proxy statement on May 2, 2022.

2.

We note that your prospectus lists depositary shares on the cover page, describes them in the section entitled “Description of Depositary Shares,” and lists a deposit agreement as Exhibit 4.6. Please have counsel revise the legal opinion filed as Exhibit 5.1 to opine as the depositary shares, and additionally revise the filing fee table to include the depositary shares, or advise.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the legal opinion filed as Exhibit 5.1 and the filing fee table, accordingly.

Exhibits

3.

Please revise your exhibit index as appropriate to reflect the securities being offered and to ensure sequential numbering. In this regard, we note the Form of Note and Form of Rights Agreement listed as Exhibits 4.5 and 4.10, respectively, as well as a gap in numeration. Please also ensure that the legal opinion references the correct exhibit number(s).

Response:

The Company has revised the exhibit index in response to the Staff’s comment.

***********

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:    Jacob Suen, Airgain, Inc.